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                                                                    EXHIBIT 4(c)


              Agreement Under Regulation S-K Item 601(b)(4)(iii)(A)

         Cleco Utility Group Inc. has entered into refunding agreements relating to $50,110,000 of Parish of DeSoto Pollution Control Revenue Refunding Bonds and $11,150,000 of the Industrial Development Board of the Parish of Rapides, Inc. Pollution Control Revenue Refunding Bonds pursuant to which Cleco Utility Group Inc. is obligated to make principal, interest and other payments, if any, on the bonds when due. Each of the bonds represent less than ten percent (10%) of the total assets of Cleco Corporation and its subsidiaries on a consolidated basis and less than ten percent (10%) of the total assets of Cleco Utility Group Inc. on a separate basis, consequently, instruments defining the rights of the holders thereof have not been filed herewith, but will be furnished to the Securities and Exchange Commission upon request.

                                    Cleco Corporation
                                    Cleco Utility Group Inc.





                                    By:    /s/ Thomas J. Howlin
                                    Title: Senior Vice President - Financial
                                           Services and Chief Financial
                                           Officer and Principal Accounting
                                           Officer